

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2020

Benjamin Sexson
Chief Executive Officer
MONOGRAM ORTHOPAEDICS INC
3913 Todd Lane
Austin, TX 78744

>   **Re: MONOGRAM ORTHOPAEDICS INC**
>   **Amendment 3 to Offering Statement on Form 1-A**
>   **Submitted December 4, 2020**
>   **File No. 024-11305**

Dear Mr. Sexson:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 19, 2020 letter.

Amendment 3 to Form 1-A filed December 4, 2020

Regulation, page 26

1.   Please remove all estimates of the timing and speculations of approval in relation to an FDA review of your products in the future, as such timing is not within the company's control and determinations of approval are solely within the purview of the FDA.

Plan of Operations and Milestones, page 31

2.   We note the statements and on page 31 and throughout your marketing materials filed as Exhibits 13.1-13.14 in which you state that you expect to start generating revenues in 2021 based on the execution of sales agent agreements with two independent orthopedic distributors. However, your Offering Circular clearly states throughout that your products

require a 510(k) premarket notification submission, which is not anticipated to be made until 2021. Therefore, your assumption that the FDA will declare your product substantially equivalent to an approved product is speculative. Please delete all statements projecting revenue generation in 2021 both on page 31 and in all places in which they appear in Exhibits 13.1 through 13.14.

3. Please revise your disclosure to name the two independent orthopedic distributors with which you have signed standard sales agent agreements to market your products, disclose the material terms of each agreement, and file each as an exhibit to the Offering Circular. Alternatively, please provide your analysis regarding the application of Item 17.6.(b) of Form 1-A.

Exhibits

4. We note the Rule 255(b) conditions provided in Exhibits 13.1-13.14, in response to our prior comment. Please revise each communication to prominently display the required conditions rather than placing them at the end of your communications in fine print.

5. Please revise Exhibit 13.1 as follows:
   • Remove references to revenue generation in 2021, as noted in our previous comment.
   • Remove references to the company's product candidate as "best-in-class", as you have not yet applied for or received FDA approval.
   • Prominently disclose that you have not yet applied for or obtained FDA approval for your products and that sales may not commence until approval is received.
   • Revise the google drive source links throughout, as they are not functional.
   • Provide support for your statements throughout regarding accuracy and efficiency.
   • Remove all implications of efficacy, as that determination is solely within the purview of the FDA.
   • Remove the statement that your implants "will pass the rigorous ISO strength testing standards mandated by the FDA"

6. We note the comments included at the end of Exhibit 13.1, where investors and potential investors discuss the company and pose questions to management. The company is responsible for all statements contained in the Form 1-A, of which Exhibit 13.1 forms a part. See Section 12 and Section 17 of the Securities Act of 1933, as amended. Please confirm that the company takes responsibility for the content of these third party comments, and advise us whether consent was obtained from each individual prior to inclusion of their comments in the document. If no consent was obtained, please advise us upon what basis the company has included the comments. In addition, please advise us whether Exhibit 13.1 has been circulated to potential investors and what means of communication was used. Please provide an analysis regarding the application of Rule 255(d) regarding recirculation of the revised materials in the event the company removes the comment section in a revised exhibit.

   You may contact Jeanne Bennett at 202-551-3606 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at 202-551-7614 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Andrew Stephenson